Exhibit 99.1

Dr. Reddy's Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills

Hyderabad – 500 034, Telangana, India

CIN: L85195TG1984PLC004507

Tel:       + 91 40 4900 2900

Fax:     + 91 40 4900 2999

Email: mail@drreddys.com

Web:   www.drreddys.com

December 31, 2025

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY)

BSE Limited (Scrip Code: 500124)

New York Stock Exchange Inc. (Stock Code: RDY)

NSE IFSC Ltd. (Stock Code: DRREDDY)

Dear Sir/Madam,

Ref:	Disclosure under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015

This is to inform you that Dr. Reddy's Laboratories SA, Switzerland, wholly owned subsidiary of the Company ("Dr. Reddy’s Swiss") has received a Complete Response Letter (CRL) from the United States Food and Drug Administration (USFDA) for its Biologics License Application (BLA) for AVT03 (denosumab), a proposed biosimilar candidate to Prolia® & Xgeva®, developed by Alvotech hf (“Alvotech”). The CRL refers to the observations from a pre-license inspection of Alvotech’s Reykjavik manufacturing facility.

Thanking you,

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

K Randhir Singh

Company Secretary, Compliance Officer & Head-CSR